VIA EDGAR	January 31, 2010

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	IBERIABANK Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 16, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Filed November 9, 2010

File No. 000-25756

Dear Mr. Vaughn:

IBERIABANK Corporation (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated January 3, 2011, regarding the above-referenced filings.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our responses immediately following each comment in bold.

1.	We note your response to comment 1 included in your December 28, 2010 response letter. Please provide us an analysis of the amount of accretable and non-accretable yield previously disclosed versus the amounts that should have been disclosed. Also, provide us a draft of the disclosure you plan to include in your Form 10-K regarding the correction of these amounts.

Response

IBERIABANK contracted KPMG LLP’s Economic and Valuation Services practice (“KPMG”) to provide valuation reports regarding the loan portfolios for our FDIC assisted acquisitions. The Company used reports prepared by KPMG to calculate both the nonaccretable difference and the accretable yield disclosed in the Company’s Form 10-K for the year ended December 31, 2009. Upon further review, it was determined that these reports had excluded certain cash flows related to the acquired loans. As a result, the nonaccretable difference and accretable yield were incorrectly calculated.

After identification of this these exclusions, IBERIABANK obtained additional reports from KPMG which properly include all cash flows expected to be collected (and by extension the amount of nonaccretable difference and accretable yield) for each of IBERIABANK’s FDIC assisted acquisitions. These reports will be used prospectively in the Company’s 2010 Form 10-K to disclose that amounts previously disclosed have been revised. The 2010 Form 10-K will also include the following paragraph and table showing the amounts reported in the 2009 Form 10-K and the revisions thereto.

Revision of Prior Year’s Disclosure

We have revised our historical consolidated financial statements for the year ended December 31, 2009 and amend disclosure of the amount of nonaccretable difference and accretable yield for loans acquired in the CSB, Orion, and Century acquisitions during 2009 which are subject to ASC Topic 310-30. The result of this revision was an increase in the amount of nonaccretable difference and accretable yield being disclosed. This revision had no impact on previously recorded amounts for interest income, net income, total assets or equity as IBERIABANK used two separate methods to calculate and record actual entries to its financial statements and to determine accretable and non accretable yield reported in the disclosure. The information included in this Form 10-K sets forth the effects of this revision on the previously reported disclosure contained in the financial statements for the year ended December 31, 2009.

The following is a summary of the impaired loans acquired in the CSB, Orion, and Century acquisitions during 2009 as previously reported and as revised.

Impaired loans acquired in the Capital South Bank, Orion Bank, and Century Bank Acquisitions (dollars in thousands)	As Previously Reported in the Form 10-K	As Revised	Difference
Contractually required principal and interest at acquisition	$3,283,960	$3,426,184	$142,224
Nonaccretable difference (expected losses and foregone interest)	$(1,519,619)	$(1,433,612)	$86,007

Cash flows expected to be collected at acquisition	$1,764,341	$1,992,572	$228,231
Accretable yield	$(22,569)	$(250,800)	$(228,231)

Basis in acquired loans at acquisition	$1,741,772	$1,741,772	$0

In addition to our responses above, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings,
•	staff comments or changes to disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filing, and,
•	we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in these areas and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

<s> Anthony J. Restel,

Anthony J. Restel

Executive Vice President &

Chief Financial Officer